EXHIBIT 99.1

Xenova Group PLC Programme Update

SLOUGH, U.K., Nov. 16, 2004 (PRIMEZONE) -- Xenova Group plc (Nadaq:XNVA) (LSE:XEN) today announced that Millennium Pharmaceuticals Inc. (Nasdaq:MLNM) (Millennium), Xenova's North American partner for the novel DNA targeting agents programme, has informed the Company that as a result of an internal portfolio prioritisation review, it has decided to cease funding the XR5944/XR11576 programme after completion of the on-going Phase I studies.

The Phase I programme is underway with patient dosing still ongoing. The trials will be completed as planned and the results of the Phase I trials involving XR5944 and XR11576 are anticipated to be available during H1 2005.

Since Millennium is fully funding the research on these novel DNA targeting agents until the end of Phase I studies, this change will have no immediate cash effect on Xenova. Xenova and Millennium will be entering into discussions shortly regarding the return of the North American commercial rights, which were the subject of a license agreement entered into between the parties in December 2001.

All other programmes within Xenova's portfolio continue unchanged. Millennium has scheduled an R&D meeting in New York taking place today at 09:00 EST (14:00 GMT).

Xenova Group plc is a UK-based biopharmaceutical company focused on the development of novel drugs to treat cancer and addiction with a secondary focus in immunotherapy. The Company has a broad pipeline of products in clinical development, including three cancer programmes: its lead product TransMID(TM), for the treatment of high-grade glioma, is in Phase III trials, and its novel DNA targeting agents and XR303 are both in Phase I for cancer indications. Xenova is also developing two therapeutic vaccines for cocaine and nicotine addiction, which are in Phase II and Phase I trials respectively. Quoted on the London Stock Exchange (XEN) and on NASDAQ (XNVA), Xenova employs approximately 75 people throughout its sites in the UK and North America. (Reuters XEN.L; Bloomberg XEN LN) For further information about Xenova and its products please visit the Xenova website at www.xenova.co.uk.

For Xenova: Disclaimer to take advantage of the "Safe Harbor" provisions of the US Private Securities Litigation Reform Act of 1995. This press release contains "forward-looking statements," including statements about development and commercialization of products. Various risks may cause Xenova's actual results to differ materially from those expressed or implied by the forward looking statements, including: adverse results in our drug discovery and clinical development programs; failure to obtain patent protection for our discoveries; commercial limitations imposed by patents owned or controlled by third parties; our dependence upon strategic alliance partners to develop and commercialize products and services; difficulties or delays in obtaining regulatory approvals to market products and services resulting from our development efforts; the requirement for substantial funding to conduct research and development and to expand commercialization activities; and product initiatives by competitors. For a further list and description of the risks and uncertainties we face, see the reports we have filed with the Securities and Exchange Commission. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

To view this release as a .pdf visit the following link: http://hugin.info/133161/R/969285/141626.pdf

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Xenova Group plc
+44 (0)1753 706600
David A Oxlade, Chief Executive Officer
Daniel Abrams, Finance Director
Veronica Cefis Sellar, Head of Corporate Communications

UK - Financial Dynamics
+44 (0)20 7831 3113
David Yates/ Ben Atwell

US - Trout Group/BMC Communications
+1 212 477 9007
Media: Brad Miles
Investors: Lee Stern